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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                 ---------------

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  Chromatics Color Sciences International, Inc.
             (Exact Name of Registrant as Specified in Its Charter)



                New York                               13-3253392
 (State of Incorporation or Organization)           (I.R.S. Employer
                                                   Identification No.)


   5 East 80th Street,  New York, New York               10021
  (Address of principal executive offices)             (zip code)


If this form relates to the                  If the form relates to the
registration of a class of debt              registration of a class of debt
securities and is effective upon filing      securities and is to become effec-
pursuant to General                          tive simultaneously with the
Instruction A(c)(1) please check             effectiveness of a concurrent
the following box.   |_|                     registration statement under the
                                             Securities Act of 1993 pursuant to
                                             General Instruction A(c)(2)
                                             please check the following box.|_|

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                         Name of Each Exchange on Which to be
so Registered                               Each Class is to be Registered

          None

Securities to be registered pursuant to Section 12(g) of the Act:

Purchase Rights for Class B Series 1 Preferred Stock, par value $0.001
                                (Title of class)


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Item 1.  Description of Securities to be Registered

     On December 30, 1998, the Board of Directors of Chromatics Color Sciences International, Inc. (the "Corporation") declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock, par value $0.001 per share (the "Common Stock"), of the Corporation. The dividend is payable to the shareholders of record on January 11, 1999 (the "Record Date"), and with respect to shares of Common Stock issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to shares of Common Stock issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Corporation one-hundredth of a share of Class B Series 1 Preferred Stock, par value $0.001 per share (the "Preferred Stock"), of the Corporation at a price of $28 per one-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement between the Corporation and Continental Stock Transfer & Trust Company, as Rights Agent, dated as of January 11, 1999 (the "Rights Agreement").

     Initially, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the shares of Common Stock upon the earliest to occur of (i) expiration of the Board's right to redeem the Rights during the 10 day period (or any extension of such 10 day period) (the "Window Period") following the date a person or group of affiliated or associated persons (other than exempted shareholders) becomes the beneficial owner of 20% or more of the outstanding shares of Common Stock (except pursuant to a Permitted Offer, as hereinafter defined, or if the acquisition is approved in advance by the Board of Directors); or (ii) the close of business on the tenth day (or such later date as the Board may determine) after the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). A person or group whose acquisition of shares of Common Stock causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The date that a person or group becomes an Acquiring Person is the "Shares Acquisition Date." Notwithstanding the foregoing, an Acquiring Person shall not include (i) any person who or which, together with all affiliates and associates of such person, as of the close of business on the day the Corporation publicly announces that the Board of Directors has adopted the Rights Agreement (the "Announcement Date"), was the beneficial owner of more than 20% of the shares of Common Stock, and (ii) Darby Simpson Macfarlane, the Chief Executive Officer of the Corporation, provided, however, that any such person, together with all affiliates and associates of such person, shall cease to be exempt from being an Acquiring Person if the number of shares of Common Stock beneficially owned by that person (by acquisition), together with all affiliates and associates of such person, (other than as a result of a stock dividend, stock split or stock distribution by the Corporation) exceeds by more than one percent of the number of shares of Common Stock beneficially owned by that person, together with all affiliates and associates of such person, as of the Announcement Date. In the case of Mrs. Macfarlane, any and all (i) shares acquired upon exercise of options, including without limitation, options issued under the Company's 1992 Stock Option Plan as beneficially owned by her, as amended,



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held by Mrs. Macfarlane or her affiliates, heirs, relatives or entities controlled by her or her affiliates, and (ii) shares issued upon conversion of the Class A Preferred Stock owned by Mrs. Macfarlane or her affiliates are not to be included in determining whether her beneficial ownership has increased since the Announcement Date.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights) new Common Stock certificates issued after the Record Date upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain shares of Common Stock issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 11, 2009, unless earlier redeemed by the Corporation as described below.

     In the event that any person becomes an Acquiring Person (except (i) pursuant to a tender or exchange offer which is for all outstanding shares of Common Stock at a price and on terms which a majority of certain members of the Board of Directors determines to be adequate and in the best interests of the Corporation, its shareholders and other relevant constituencies, other than such Acquiring Person, its affiliates and associates (a "Permitted Offer") or (ii) pursuant to an acquisition of shares of Common Stock which is approved in advance by the Board of Directors of the Corporation), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive upon exercise thereof the number of shares of Common Stock or of one-hundredths of a share of Preferred Stock (or, in certain circumstances, other securities of the Corporation) having a value (immediately prior to such triggering event) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void.

     In the event that, at any time following the Shares Acquisition Date, (i) the Corporation is acquired in a merger or other business combination transaction in which the holders of all of the outstanding shares of Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Corporation's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in



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which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of shares of Common Stock are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right. However, in the event that any person becomes an Acquiring Person, the Board of Directors may, within a ten-day period (or any extension thereof) following the date that such person becomes known to be an Acquiring Person (the "Window Period"), redeem the rights or extend the Window Period in order to prevent or delay the implementation of the Flip-In Right.

     The Purchase Price payable, and the number of shares of Preferred Stock, Common Stock or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Preferred Stock at a price, or securities convertible into shares of Preferred Stock with a conversion price, less than the then current market price of the shares of Preferred Stock, or (iii) upon the distribution to holders of the shares of Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the shares of Common Stock or a stock dividend on the shares of Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the shares of Common Stock occurring, in any such case, prior to the Distribution Date.

     Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to an aggregate dividend per share of 100 times the dividend declared per share of Common Stock. In the event of liquidation, first the holders of the Corporation's Class A Preferred Stock will be entitled to a preferential liquidation payment of $0.01 per share; thereafter, the holders of the shares of Preferred Stock and the shares of Common Stock will share the remaining assets in the ratio of 100 to 1 (as adjusted) for each share of Preferred Stock and Common Stock so held, respectively. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Preferred Stock is equivalent to six full quarterly dividends or more, the holders of the shares of Preferred Stock shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the shares of Common Stock until all cumulative dividends on the shares of Preferred Stock have been paid through the last quarterly dividend payment date or until non-cumulative dividends



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have been paid regularly for at least one year. The Preferred Stock ranks junior to the Corporation's existing Class A Preferred Stock.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are one-hundredth or integral multiples of one-hundredth of a share of Preferred Stock, which may, at the election of the Corporation, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the earlier to occur of (i) expiration of the Window Period following a person becoming an Acquiring Person or (ii) the expiration of the Rights, and under certain other circumstances, the Corporation may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price") which redemption shall be effective upon the action of the Board of Directors. Additionally, following a Shares Acquisition Date and the expiration of the period during which the holder of Rights may exercise the Rights, the Corporation may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption (a) is in connection with a merger or other business combination transaction or series of transactions involving the Corporation in which all holders of shares of Common Stock are treated alike but not involving an Acquiring Person or its affiliates or associates, or (b) if and for so long as the Acquiring Person does not own 20% or more of the voting power of the Corporation and there are no other Acquiring Persons.

     All of the provisions of the Rights Agreement may be amended by the Board of Directors of the Corporation prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders of the Corporation, shareholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit hereto and made a part hereof. A copy of the Rights Agreement will be provided upon written request (directed to Leslie Foglesong, Secretary, at the Corporation's executive offices) for a fee limited to the Corporation's reasonable expenses in furnishing such exhibit. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.



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     As of November 13, 1998, there were 15,423,442 shares of Common Stock outstanding. In addition, 1,380,000 shares of Common Stock were reserved for issuance upon conversion of the Corporation's Class A Preferred Stock, 915,000 shares of Common Stock were reserved for issuance upon conversion of outstanding Options and 424,934 shares of Common Stock were reserved for issuance upon conversion of outstanding Warrants. Each outstanding share of Common Stock on the Record Date will receive one Right. As long as the Rights are attached to the Common Stock, the Corporation will issue one Right with each new share of Common Stock so that all such shares will have attached Rights. 500,000 shares of Class B Series 1 Preferred Stock have been reserved for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Corporation without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Corporation because the Rights are redeemable under certain circumstances.

     Attached hereto as Exhibit 1 and incorporated herein by reference are a copy of the Rights Agreement between the Corporation and Continental Stock Transfer & Trust Company, as Rights Agent, specifying the terms of the Rights, and the exhibits thereto, as follows: Exhibit A - Form of Certificate of Amendment of the Certificate of Incorporation of Chromatics Color Sciences International, Inc.; Exhibit B - Form of Rights Certificate; and Exhibit C - Summary of Rights to Purchase Preferred Stock. The foregoing description of the Rights is qualified by reference to the Rights Agreement.

Item 2. Exhibits.

     1. Form of the Rights Agreement, dated as of January 11, 1999 between Chromatics Color Sciences International, Inc. and Continental Stock Transfer and Trust Company, as Rights Agent, which includes, as Exhibit A thereto, Form of Certificate of Amendment of the Certificate of Incorporation of Chromatics Color Sciences International, Inc., as Exhibit B thereto, Form of Rights Certificate, and as Exhibit C thereto, Summary of Rights to Purchase Preferred Stock. Pursuant to the Rights Agreement, Right Certificates will not be mailed until after the Window Period following a Shares Acquisition Date (as defined in the Rights Agreement) or the close of business on the tenth day after a person commences or announces its intention to commence an offer if, upon consummation thereof, such person would become an Acquiring Person (as defined in the Rights Agreement).


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SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              Chromatics Color Sciences International, Inc.



                             By  /s/ Darby S. Macfarlane
                               -------------------------------
                               Name: Darby S. Macfarlane
                               Title:  Chief Executive Officer


Dated: January 4, 1999


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EXHIBIT INDEX


                Description                                     Page
                -----------                                     ----

Exhibit
-------

1              Form of the Rights Agreement, dated as of          9
               January 11, 1999 between Chromatics 9 Color
               Sciences International, Inc. and Continental
               Stock Transfer & Trust Company, as Rights
               Agent, which includes, as Exhibit A thereto, the Form of Certificate of Amendment of the Certificate of Incorporation of Chromatics
               Color Sciences International, Inc., as
               Exhibit B thereto, Form of Rights
               Certificate, and as Exhibit C thereto, the Form of Summary of Rights to Purchase
               Preferred Stock.








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